DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2006	2005	2004
Net income	$2,014,952	$2,585,874	$3,857,920
Weighted average shares outstanding	119,429	120,387	121,100
Net income per share	$16.87	$21.48	$31.86